UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Benitec Biopharma Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

08205P209
(CUSIP Number)

Andrew Nathanson
General Counsel & Chief Compliance Officer
Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor
New York, NY 10022
(212) 702-5205
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 22, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13D amends the Reporting Persons’ Schedule 13G originally filed with the Securities and Exchange Commission (“SEC”) on May 7, 2021, as amended by Amendment No. 1 to Schedule 13G filed with the SEC on February 13, 2023, by Amendment No. 2 to Schedule 13G filed with the SEC on April 18, 2023, and by Amendment No. 3 to Schedule 13G filed with the SEC on  February 13, 2024.

SCHEDULE 13D
CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Averill Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,478,490
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,478,490
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,478,490(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)      Includes 1,470,179 shares of Common Stock (as defined below) and 8,311 shares of Common Stock issuable upon the exercise of Prefunded Warrants (as defined in Item 3 and subject to a beneficial ownership limitation as described therein).
(2)      Based on 2,749,794 shares of Common Stock outstanding as of April 17, 2024, as indicated by the Issuer (as defined below) on April 17, 2024, plus 5,749,152 shares of Common Stock issued in the Private Placement (as defined in Item 3) that closed on April 22, 2024.

CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Averill Madison Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 222,361
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 222,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,361(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)      Includes 221,111 shares of Common Stock (as defined below) and 1,250 shares of Common Stock issuable upon the exercise of Prefunded Warrants (as defined in Item 3 and subject to a beneficial ownership limitation as described therein).
(2)      Based on 2,749,794 shares of Common Stock outstanding as of April 17, 2024, as indicated by the Issuer (as defined below) on April 17, 2024, plus 5,749,152 shares of Common Stock issued in the Private Placement (as defined in Item 3) that closed on April 22, 2024.

CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Suvretta Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,700,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,700,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,850(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) IA, OO

(1)      Includes 1,691,290 shares of Common Stock (as defined below) and 9,560 shares of Common Stock issuable upon the exercise of Prefunded Warrants (as defined in Item 3 and subject to a beneficial ownership limitation as described therein).
(2)      Based on 2,749,794 shares of Common Stock outstanding as of April 17, 2024, as indicated by the Issuer (as defined below) on April 17, 2024, plus 5,749,152 shares of Common Stock issued in the Private Placement (as defined in Item 3) that closed on April 22, 2024.

CUSIP No. 08205P209
1	NAME OF REPORTING PERSONS Aaron Cowen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,700,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,700,850
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,850(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%(1)(2)
14	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)      Includes 1,691,290 shares of Common Stock (as defined below) and 9,560 shares of Common Stock issuable upon the exercise of Prefunded Warrants (as defined in Item 3 and subject to a beneficial ownership limitation as described therein).
(2)      Based on 2,749,794 shares of Common Stock outstanding as of April 17, 2024, as indicated by the Issuer (as defined below) on April 17, 2024, plus 5,749,152 shares of Common Stock issued in the Private Placement (as defined in Item 3) that closed on April 22, 2024.

SCHEDULE 13D
Item 1. Security and Issuer
This stated on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Benitec Biopharma Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is 3940 Trust Way, Hayward, California 94545.
Pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, as amended, this Schedule 13D amends the Reporting Persons’ Schedule 13G originally filed with the Securities and Exchange Commission (“SEC”) on May 7, 2021, as amended by Amendment No. 1 to Schedule 13G filed with the SEC on February 13, 2023, by Amendment No. 2 to Schedule 13G filed with the SEC on April 18, 2023, and by Amendment No. 3 to Schedule 13G filed with the SEC on  February 13, 2024.

Item 2. Identity and Background
(a) The persons filing this Schedule 13D are Averill Master Fund, Ltd., a Cayman Islands exempted company (“Averill Master Fund”), Averill Madison Master Fund, Ltd., a Cayman Islands exempted company (“Averill Madison Master Fund” and, together with the Averill Master Fund, the “Funds”), Suvretta Capital Management, LLC, a Delaware limited liability company (“Suvretta Capital”), and Aaron Cowen (“Mr. Cowen”) (collectively, the “Reporting Persons”).
 (b) The address of the principal office of (i) each of the Funds is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, (ii) each of Suvretta Capital and Mr. Cowen is  c/o Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, New York, 10022 and (iii) each of the directors and executive officers named on Schedule I (each, a “Scheduled Person” and collectively, the “Scheduled Persons”) is listed thereon, which Schedule I is incorporated by reference herein.
(c) Each of the Funds is a private investment fund.  Suvretta Capital serves as the investment manager of each of the Funds.  Mr. Cowen is the control person and managing member of Suvretta Capital.  The principal business of each of the Scheduled Persons is listed on Schedule I, which Schedule I is incorporated herein by reference.

(d) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Averill Master Fund is a Cayman Islands exempted company.  Averill Madison Master Fund is a Cayman Islands exempted company. Suvretta Capital is a Delaware limited liability company. Mr. Cowen is a United States citizen.  Except as set forth on Schedule I, each of the directors and executive officers named on Schedule I hereto is a United States citizen, which Schedule I is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

On April 17, 2024, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional accredited investors named therein, including each of the Funds, pursuant to which, on April 22, 2024, the Issuer  agreed to issue and sell to the purchasers named therein in a private placement (the “Private Placement”), (i) an aggregate of 5,749,152 shares of Common Stock, at a purchase price of $4.80 per share and (ii) in lieu of shares of Common Stock to certain purchasers named therein, pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to an aggregate of 2,584,239 shares of Common Stock at a purchase price of $4.7999 per Pre-Funded Warrant (and with an exercise price of $0.0001 per warrant).

Pursuant to the Private Placement, at the closing on April 22, 2024, (i) Averill Master Fund acquired (a) 1,281,854 shares of Common Stock, at a per share price of $4.80 and a total purchase price of $6,152,899.20, and (b) 1,726,203 Pre-Funded Warrants, at a per warrant price of $4.799 and a total purchase price of $8,284,048.20, and (ii) the Averill Madison Master Fund acquired (a) 205,216 shares of Common Stock, at a per share price of $4.80 and a total purchase price of $985,036.80, and (b) 276,353 Pre-Funded Warrants, at a per warrant price of $4.799 and a total purchase price of $1,326,218.05.

The Pre-Funded Warrants issued in the Private Placement provide that the holder of the Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if such holder, together with its affiliates, would beneficially own in excess of 4.99% (or, upon election by such holder, 9.99% or an amount up to 19.99%) of the number of shares of the Common Stock outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”).  As a result of this restriction, only a portion of the Pre-Funded Warrants acquired by the Funds, as described on the cover pages to this Schedule 13D, are exercisable. In addition, the number of shares of Common Stock that may be issued upon exercise of the Pre-Funded Warrants by the Funds may change depending upon changes in the outstanding shares of Common Stock.

On August 11, 2023, pursuant to the Issuer’s underwritten public offering (i) Averill Master Fund acquired 4,605,000 pre-funded warrants and 4,605,000 accompanying common warrants, at a combined unit price of $1.9299 and a total purchase price of $8,887,189.50, and (ii) the Averill Madison Master Fund acquired 576,347 pre-funded warrants and 576,347 accompanying common warrants, at a combined unit price of $1.9299 and a total purchase price of $1,112,292.08.

On September 15, 2022, pursuant to the Issuer’s underwritten public offering (i) the Averill Master Fund acquired (a) 588,235 pre-funded warrants and 10,000,000 accompanying Series 2 common warrants (exercisable for 588,235 shares of Common Stock), at a combined unit price of $0.5999 and a total purchase price of $352,882.18.

 The total amount of funds used by the Funds to purchase the securities of the Issuer described in this Item 3 was furnished from the working capital of the Funds.

Item 4. Purpose of Transaction

The disclosure in Item 3 above is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise of some or all of the warrants or Pre-Funded Warrants held by the Funds subject to limitations described in Item 3, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, including with respect to the Board Designation Letter (as described and defined below), at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
 (a) and (b)  The information contained on the cover pages to this Schedule 13D are incorporated by reference into this Item 5.  Mr. Cowen is the control person and managing member of Suvretta Capital and may be deemed to control the other Reporting Persons.  Mr. Cowen disclaims beneficial ownership of all shares of Common Stock held by the Funds, other than, to the extent of any pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(c) Except as disclosed in Item 3, no other transactions in Common Stock were effected during the past sixty days by the Reporting Persons or, to their knowledge, any of the Scheduled Persons.
(d) None.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Securities Purchase Agreement
On April 17, 2023, each of the Funds entered into the Securities Purchase Agreement with the Issuer in connection with the Private Placement.  Pursuant  to the Securities Purchase Agreement (i) Averill Master Fund acquired (a) 1,281,854 shares of Common Stock, at a per share price of $4.80, and (b) 1,726,203 Pre-Funded Warrants, at a per warrant price of $4.799, and (ii) Averill Madison Master Fund acquired (a) 205,216 shares of Common Stock, at a per share price of $4.80, and (b) 276,353 Pre-Funded Warrants, at a per warrant price of $4.799.

Pre-Funded Warrants

Each Pre-Funded Warrant has an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable at any time after their original issuance and will expire when exercised in full; provided, that, the Pre-Funded Warrants cannot be exercised if, after giving effect to such exercise, the Funds, together with their affiliates, would beneficially own more than 19.99% of the total number of issued and outstanding shares of Common Stock or voting power of the Issuer following such exercise.

Registration Rights Agreement

In connection with the closing of the Private Placement, on April 22, 2024, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the purchasers named therein, including the Funds, pursuant to which the Issuer agreed to register for resale the shares of Common Stock and shares of Common Stock underlying the Pre-Funded Warrants held by the purchasers (the “Registrable Securities”). Under the Registration Rights Agreement, the Issuer has agreed to file a registration statement covering the resale of the Registrable Securities by no later than the 30th calendar day following April 22, 2024. The Issuer will use its best efforts to cause such registration statement to become effective as soon as practicable, but in any event no later than the 60th calendar day following April 22, 2024 (or, in the event of a “full review” by the SEC, the 90th calendar day following April 22, 2024). The Issuer has agreed to use its best efforts to keep such registration statement continuously effective until the date that all Registrable Securities covered by such registration statement (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144. The Issuer has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities.

Voting Commitment Agreement

In connection with the closing of the Private Placement, on April 22, 2024, the Issuer entered into a voting commitment agreement (the “Voting Commitment Agreement”) with the purchasers named therein, including the Funds.  Pursuant to the Voting Commitment Agreement, the Issuer is required to use its reasonable best efforts to obtain stockholder approval of the exercise of the Pre-Funded Warrants and the warrants issued in the Issuer’s underwritten public offerings on September 15, 2022 and August 11, 2023 (the “Existing Warrants,” and together with the Pre-Funded Warrants, the “Warrants”) in accordance with the rules of the Nasdaq Stock Market which otherwise would be subject to the Beneficial Ownership Limitation (the “Stockholder Approval”) at the Issuer’s 2024 annual meeting of stockholders (the “Annual Meeting”), provided that the Issuer may elect to call a special meeting of its stockholders (the “Special Meeting”) before the Annual Meeting to obtain the Stockholder Approval. If the Stockholder Approval is not obtained at the Annual Meeting (or at a Special Meeting called prior to the Annual Meeting, at the election of the Issuer), the Issuer is required to use its reasonable best efforts to obtain the Stockholder Approval at its 2025 annual meeting of stockholders (the “2025 Annual Meeting”). If the Stockholder Approval is not obtained before or at the 2025 Annual Meeting, then the Issuer is no longer obligated to seek to obtain the Stockholder Approval. Pursuant to the Voting Commitment Agreement, the purchasers named therein, including the Funds, have agreed to vote or cause to be voted any and all shares of Common Stock over which it or its affiliates has or shares voting control on the record date for shares eligible to vote at any special meeting or annual meeting seeking the Stockholder Approval where such proposal is presented in favor of approving the proposal or proposals seeking the Stockholder Approval.

Board Designation Letter

In connection with the closing of the Private Placement, on April 22, 2024, the Issuer entered into a board designation letter (the “Board Designation Letter”) with Suvretta Capital. Pursuant to the Board Designation Letter, the Issuer has agreed to consider for appointment Kishan Mehta to the Board upon consummation of the transactions contemplated by the Securities Purchase Agreement. Suvretta Capital will be entitled to propose additional candidates for appointment to the Board to the extent the Board does not appoint Mr. Mehta for one or more of the reasons set forth in the Board Designation Letter. Pursuant to the Board Designation Letter, Suvretta Capital has agreed that (1) in connection with the closing of the Private Placement, (i) the Issuer and Suvretta Capital will take such action as may be required to permit Suvretta to exercise its Warrants up to the 19.99% Beneficial Ownership Limitation, and (ii) Suvretta Capital will vote all of its shares of Common Stock owned on the record date for such votes in favor of (1) all of the Issuer’s director nominees for election to the Board at the Issuer’s annual meetings of stockholders to be held during the term of the Board Designation Letter, and (2) the proposal seeking the Stockholder Approval pursuant to the Voting Commitment Agreement at any annual or special meeting of the Issuer where such proposal is presented.  The Board Designation Letter automatically terminates upon the date on which Mr. Mehta or an alternate candidate designated by Suvretta Capital ceases to service on the Board.

The foregoing description of the material terms of the Securities Purchase Agreement, the form of Pre-Funded Warrant, the Registration Rights Agreement, the Voting Commitment Agreement and the Board Designation Letter are each qualified in their entirety by reference to those documents, each of which is referenced in Exhibits 1, 2, 3, 4 and 5 hereto, respectively, and is incorporated by reference herein.

Item 7. Materials to Be Filed as Exhibits

Exhibit Description

1*	Securities Purchase Agreement, dated April 17, 2024, by and among Benitec Biopharma Inc. and each purchaser identified on the signature pages thereto.
2*	Form of Pre-Funded Warrant.
3*	Form of Registration Rights Agreement.
4*	Form of Voting Commitment Agreement
5*	Form of Board Designation Letter
99	Joint Filing Agreement

*Incorporated by reference from Exhibits 10.1, 4.1, 10.2, 10.3 and 10.4, respectively, of the Issuer’s Current Report on Form 8-K filed with the SEC on April 19, 2024.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     April 29, 2024

AVERILL MASTER FUND, LTD.

By:	/s/ Andrew Nathanson
	Name:	Andrew Nathanson
	Title:	Authorized Signatory

AVERILL MADISON MASTER FUND, LTD.

By:	/s/ Andrew Nathanson
	Name:	Andrew Nathanson
	Title:	Authorized Signatory

SUVRETTA CAPITAL MANAGEMENT, LLC

By:	/s/ Andrew Nathanson
	Name:	Andrew Nathanson
	Title:	General Counsel and Chief Compliance Officer

/s/ Aaron Cowen
Aaron Cowen